Exhibit j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-185238 on Form N-1A of our report dated May 25, 2021, relating to the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Multi- Strategy Fund and subsidiaries, one of the portfolios constituting of Blackstone Alternative Investment Fund, appearing in the Annual Report on Form N-CSR of Blackstone Alternative Investment Fund for the year ended March 31, 2021, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
New York, New York
July 28, 2021